

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2024

Ryan Pratt
Chief Executive Officer
Guerrilla RF, Inc.
2000 Pisgah Church Road
Greensboro, North Carolina 27455

     **Re:  Guerrilla RF, Inc.**
          **Registration Statement on Form S-1**
          **Filed on October 1, 2024**
          **File No. 333-282444**

Dear Ryan Pratt:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Sarah Sidwell at 202-551-4733 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing

cc:    Haniya Mir